                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           Delta Petroleum Corporation
       -------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
       -------------------------------------------------------------------
                         (Title of Class of Securities)

                                   247907 20 7
       -------------------------------------------------------------------
                                 (CUSIP Number)

                              Richard E. Staedtler
                             Chief Financial Officer
                            Castle Energy Corporation
                              357 South Gulph Road
                                   Suite 260
                            King of Prussia, PA 19406
                                 (610) 992-9900
       -------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 May 31, 2002**
       -------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**The acquisition of the shares to which this Schedule 13D applies was the subject of a Schedule 13D that was originally filed on June 10, 2002 as to which the subject company was inadvertently identified in the EDGAR header as Castle Energy Corp., CIK 0000709355, IRS Number 76-0035225.




                           Schedule 13D -- Page 1 of

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).










                           Schedule 13D -- Page 2 of

_______________________________________________________________________________

CUSIP No.  247907 20 7
_______________________________________________________________________________

    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           Castle Energy Corporation              76-0035225
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [X]
           (See Instructions)                                   (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS (See Instructions)                    00
______________________________________________________________________________

    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       0
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       8,887,878***
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       0
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       8,887,878***
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          8,887,878***
______________________________________________________________________________

   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)                            [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                29.44%***
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON (See Instructions)
                CO
_____________________________________________________________________________

***See Item 5 of this Schedule 13D

                           Schedule 13D -- Page 3 of

_______________________________________________________________________________

CUSIP No.  247907 20 7
_______________________________________________________________________________

    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           CEC, Inc                    51-0363154
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [X]
           (See Instructions)                                   (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS (See Instructions)                    00
______________________________________________________________________________

    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       0
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       8,887,878***
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       0
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       8,887,878***
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          8,887,878***
______________________________________________________________________________

   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)                            [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                29.44%***
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON (See Instructions)
                CO
_____________________________________________________________________________

***See Item 5 of this Schedule 13D

                           Schedule 13D -- Page 4 of

_______________________________________________________________________________

CUSIP No.  247907 20 7
_______________________________________________________________________________

    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           Joseph L. Castle II
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
           (See Instructions)                                   (b)  [X]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS (See Instructions)                    00
______________________________________________________________________________

    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           USA
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       0
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       8,887,878***
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       0
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       8,887,878***
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          8,887,878***
______________________________________________________________________________

   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)                            [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                29.44%***
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON (See Instructions)
                IN
_____________________________________________________________________________

***See Item 5 of Schedule 13D

                           Schedule 13D -- Page 5 of

Item 1. Security and Issuer

         This Schedule 13D relates to the $0.01 par value Common Stock of Delta Petroleum Corporation, a Colorado corporation ("Delta"). The address of Delta's principal office is 475 17th Street, Suite 1400, Denver, CO 80202.

Item 2. Identity and Background

            The name of the persons filing this Schedule 13D are Castle Energy Corporation ("Castle"), its wholly owned subsidiary, CEC, Inc. ("CEC") and Joseph L. Castle II. Castle, CEC and Mr. Castle are sometimes hereinafter referred to individually as a "Reporting Person" and collectively as the "Reporting Persons". Castle is a Delaware corporation; its principal office and business address is 357 South Gulph Road, Suite 260, King of Prussia, PA 19406 and its principal business, through its subsidiaries, is oil and gas exploration and production. CEC is also a Delaware corporation; its principal office and business address is 300 Delaware Avenue, Suite 900, Wilmington, DE 19801 and its principal business is serving as a holding company. Mr. Castle, an individual, is Director, Chairman and Chief Executive Officer of Castle. Along with his wife, Mr. Castle is deemed to beneficially own 1,546,524 shares of common stock of Castle, approximately 23.46% of the shares outstanding, which consists of (a) 1,434,699 shares of Castle common stock owned by Mr. Castle and (b) 111,825 shares of Castle common stock owned by Mrs. Castle. Mr. Castle's business address is 357 South Gulph Road, Suite 260, King of Prussia, PA 19406.

        None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Reporting Persons, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

         In September 2000, Castle Exploration Company, Inc., a wholly owned subsidiary of Castle, sold its interest in 26 offshore Louisiana wells to the issuer, Delta, in exchange for a preliminary purchase price of $1,147,000 cash plus 382,289 shares of Delta's common stock valued at $3.00 per share. Upon closing of that transaction, the stock portion of the purchase price was issued in the name of CEC.

         On January 15, 2002, Castle and several of its subsidiaries entered into a Purchase and Sale Agreement with Delta dated December 31, 2001 (the "Purchase and Sale Agreement", incorporated herein as Exhibit C) to sell all of the domestic oil and gas assets, valued at $48,698,000 in the Purchase and Sale Agreement, held by Castle and those subsidiaries to Delta for $20,000,000 and 9,566,000 shares of the common stock of Delta. The effective date of the sale was October 1, 2001 and the closing date was May 31, 2002. The cash portion of the purchase price payable at closing was reduced to $18,236,494 by the cash flow from the properties between the effective date and the closing date. 700,000 shares of the 9,566,000 shares, issued in the name of Castle, were held in escrow and were delivered to Castle at closing. The remaining 8,866,000 shares were issued in the name of CEC and were also delivered to Castle at closing. Immediately after closing, Castle transmitted the 700,000 shares of Delta issued in its name to the transfer agent for Delta with instructions that they be reissued in the name of CEC.

On March 9, 2004, CEC disposed of 1,060,411 shares of Delta at a price of $8.80 per share in an open market transaction.

                           Schedule 13D -- Page 6 of

Item 4. Purpose of Transaction

            1. The Reporting Persons acquired the securities described in this
Schedule 13D as consideration for sales of assets to Delta. Subject to the limitations described in Item 3 above and subject to compliance with applicable securities laws, the Reporting Persons may dispose of some or all of such securities in open market transactions from time to time; however, the Reporting Persons currently do not have any plans and, except as specifically noted below, are currently not considering any proposals which relate to or which would result in:

         a. The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

         b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

         c. A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; provided however, that Castle agreed to acquire from the issuer for $8,000,000 approximately 140 oil and gas properties located in Pennsylvania effective as of January 1, 2004 pursuant to a Purchase and Sale Agreement dated February 27, 2004 (the "2004 Purchase Agreement" incorporated herein as Exhibit
             E), and provided further that the issuer has assigned to Castle the right to acquire certain other properties in Pennsylvania currently owned by Pennsylvania Castle Energy Corporation;

         d. Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         e. Any material change in the present capitalization or dividend policy of the issuer;

         f. Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

         g. Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;


                           Schedule 13D -- Page 7 of

         h. Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         i. A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         j.  Any action similar to any of those enumerated above.


Under certain circumstances and subject to compliance with contractual undertakings in the Purchase and Sale Agreement as well as with applicable securities laws, the directors of Castle may resolve to liquidate Castle and distribute the Delta shares to Castle's stockholders or merge with another company, although no such liquidation or merger is currently planned. Alternatively, they may resolve to acquire other assets and operations in transactions similar to those under the 2004 Purchase Agreement and continue Castle's corporate existence. Factors favoring liquidating or merger include ever increasing regulatory and other costs of being a public company as well as the difficulty in achieving a critical mass over which to apply Castle's general and administrative expense burden, increased insurance costs (resulting primarily from the events of September 11, 2001), increased legal and accounting costs, and the increasing involvement of management in regulatory and investor-related activities rather than in activities that increase Castle's operating profit. As a result of recent concerns over public company reporting, Castle's management expects that regulatory burdens and costs will probably increase significantly. In any event, Castle does not intend to be engaged primarily in a business of investing, reinvesting, owning, holding or trading in securities. Reference is hereby made to a more extensive discussion of this topic in Castle's report on Form 10-Q for the quarter ended December 31, 2004 (File 0-10990).


2. Pursuant to the Purchase and Sale Agreement, Delta has appointed to its Board of Directors Joseph L. Castle II, Russell S. Lewis and John P. Keller, all of whom are directors of Castle and all of whom are more fully described on Exhibit A hereto.

3. Under the Purchase and Sale Agreement, Delta had the right to repurchase up to 3,188,667 of its shares from Castle for $4.50 per share until May 31, 2003, a period of one year after closing. Castle, in turn, agreed to maintain and to not distribute to its stockholders at least 3,188,667 shares of Delta common stock held by it during this period. That right to repurchase expired unexercised.

4. Delta contractually agreed in the Purchase and Sale Agreement to file a registration statement registering all shares of Delta common stock to be issued to Castle and its subsidiaries under the Purchase and Sale Agreement within thirty (30) days of closing, under terms more specifically set out in the Registration Rights Agreement, a copy of which is attached as Exhibit B hereto.

                           Schedule 13D -- Page 8 of

5. By Amendment Number One to the Purchase and Sale Agreement, incorporated herein as Exhibit D, Castle and Delta contracted as follows:

         "Castle covenants and agrees that in no event shall it directly or indirectly own or have voting or investment power over more than 49.9% of Delta's issued and outstanding shares. It is the intent of the Parties that Delta be deemed to be the acquiror under Generally Accepted Accounting Principles and the Parties agree in advance that Castle will limit or delay its representation on Delta's Board of Directors to the extent that such limitation or delay is necessary to assure that Castle is not deemed to be the acquiror under GAAP as the direct or indirect result of the transactions contemplated hereby. Further, during the period that Castle holds any Delta shares issued to it pursuant to the transaction, Castle will not attempt to take any further control of Delta in any manner that is not specifically endorsed in writing by Delta's board of directors, it will not demand that any special meeting of Delta's shareholders be held, it will not submit any matter to be voted upon by the shareholders of Delta that has not been previously recommended by Delta's board of directors, it will vote in favor of all nominees for directors, it will vote the Delta shares issued to it pursuant to this transaction in favor of any matters recommended by Delta's board of directors relating to the settlement of any and all disputes concerning Delta's offshore California properties (to the extent required) and it will generally endeavor to support actions recommended to Delta's shareholders by Delta's board of directors. Notwithstanding the foregoing, Castle shall have the right in its sole and absolute discretion to vote in any manner that it may choose with respect to any transaction, merger or sale of assets that requires a vote of Delta's shareholders under Colorado law."

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Persons beneficially own an aggregate of 8,887,878 shares of Delta Common Stock, or 29.44% of the outstanding shares of Delta Common Stock provided; however, that Joseph L. Castle II expressly declares that the filing of the statements contained in this Form 13D shall not be construed as an admission that he is the beneficial owner of any securities covered by the statements for the purposes of sections 13(d) or 13(g) of the Securities Exchange Act of 1934, and he expressly disclaims any beneficial ownership of such securities.

(b) None of the Reporting Persons currently have the sole power to vote or to direct the vote or the sole power to dispose or to direct the disposition of all of the shares described in this Schedule 13D. The Reporting Persons currently share with each other the power to vote or to direct the vote and the power to dispose or to direct the disposition of all of the shares described in this
Schedule 13D; provided, however, that Joseph L. Castle II expressly declares that the filing of the statements contained in this Form 13D shall not be construed as an admission that he is the beneficial owner of any securities covered by the statements for the purposes of sections 13(d) or 13(g) of the Securities Exchange Act of 1934, and he expressly disclaims any beneficial ownership of such securities.

                           Schedule 13D -- Page 9 of

(c) See Item 3 of this Schedule 13D.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         See responses to Item 4 above.











                           Schedule 13D -- Page 10 of

Item 7. Material to be Filed as Exhibits.

Exhibit A - Officers and Directors of Castle and CEC
Exhibit B - Registration Rights Agreement dated May 31, 2002 between
            Delta and Castle
Exhibit C - Purchase and Sale Agreement between Castle and Delta, executed January 15, 2002 incorporated by reference to Exhibit
            10.144 of Castle's Form 10-Q for the quarter ended December
            31, 2001 [File 0-10990)]
Exhibit D - Amendment Number One to Purchase and Sale Agreement,
            between Delta and Castle, March 14, 2002 incorporated by reference to Exhibit 10.145 of Castle's Form 10-Q for the quarter ended March 31, 2002 [File 0-10990)]
Exhibit E - Purchase and Sale Agreement dated February 27, 2004 between Castle and Delta

Signature.
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Castle Energy Corporation

Date  March 11, 2004


Signature    /signed/     Joseph L. Castle II
          ------------------------------------------------------------
Name/Title:  Joseph L. Castle II; Chairman and Chief Executive Officer


CEC, Inc.

Date  March 11, 2004


Signature    /signed/     Richard E. Staedtler
          ------------------------------------
Name/Title:  Richard E. Staedtler, Vice President


Joseph L. Castle II

Date  March 11, 2004


Signature    /signed/     Joseph L. Castle II
          -----------------------------------
Name/Title:  Joseph L. Castle II

  Exhibit A - Officers and Directors of Castle Energy Corporation and CEC, Inc.


          DIRECTORS AND EXECUTIVE OFFICERS OF CASTLE ENERGY CORPORATION

                           Schedule 13D -- Page 11 of

Joseph L. Castle II                                Director; Chairman and Chief
Castle Energy Corporation                          Executive Officer
357 South Gulph Road, Suite 260,
King of Prussia, PA 19406
Mr. Castle is also a director of Delta Petroleum Corporation, Charming Shoppes, Inc. and Comcast Corporation, as well as the Chairman of the Board of Trustees of the Diet Drug Products Liability ("Phen-Fen") Settlement Trust.

Richard E. Staedtler                               Director; Vice President and
Castle Energy Corporation                          Chief Financial Officer
357 South Gulph Road, Suite 260,
King of Prussia, PA 19406

Martin R. Hoffmann                                 Director
1546 Hampton Hill Circle
McLean, VA 22101
Mr. Hoffmann was previously of counsel to the Washington, D.C. office of the law firm of Skadden, Arps, Slate, Meagher & Flom LLP. He is a Director of Seachange International, Inc. of Maynard, Massachusetts as well as Chairman of Mitretek Systems Corporation and a trustee of CIME Endeavor Foundation.

John P. Keller                                     Director
President
Keller Group, Inc.
One Northfield Plaza, Suite 510
Northfield, IL 60093
Mr. Keller is also a director of A.M. Castle & Co. and Delta Petroleum Corporation.

Sidney F. Wentz                                    Director
5 Trevino Court Park
Florham, NJ 07932
Mr. Wentz was Chairman of the Board of The Robert Wood Johnson Foundation, the nation's largest health care philanthropy, from June 1989 until his retirement in 1999. Mr. Wentz is a director of Somerset Hills Bancorp and a trustee of Drew University.

Russell S. Lewis                                   Director
Senior Vice President of Corporate Development
VeriSign, Inc.
21345 Ridgetop Circle
Dulles, VA  20166
Mr. Lewis is Executive Vice President and General Manager of Global Registry Services for Verisign Inc and is also a director of Delta Petroleum Corporation.

William C. Liedtke, III                            Vice President and General
Castle Exploration Company, Inc.                   Counsel
5623 N. Western, Suite A
Oklahoma City, OK 73118


                           Schedule 13D -- Page 12 of

                  DIRECTORS AND EXECUTIVE OFFICERS OF CEC, INC.


Francis B. Jacobs II, Esq.                         Sole Director and President
Delaware Trust
300 Delaware Avenue, Suite 900
Wilmington, DE 19801

Richard E. Staedtler                               Vice President and Chief
Vice President and Chief Financial Officer         Financial Officer
Castle Energy Corporation
357 South Gulph Road, Suite 260,
King of Prussia, PA 19406

William C. Liedtke, III                            Vice President and General
Vice President and General Counsel                 Counsel
Castle Exploration Company, Inc.
5623 N. Western, Suite A
Oklahoma City, OK 73118


None of the officers or directors of Castle Energy Corporation and CEC, Inc. has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the officers or directors of Castle Energy Corporation and CEC, Inc. during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such officer or director was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. All of the officers and directors of Castle Energy Corporation and CEC, Inc. are U.S. citizens. None of the officers or directors of Castle Energy Corporation and CEC, Inc. beneficially own, directly or indirectly, any securities of Delta. The information regarding any such beneficial ownership by Mr. Joseph L. Castle II is set forth more in the response to Item 5 of this Schedule13D.


                           Schedule 13D -- Page 13 of

                    Exhibit B - Registration Rights Agreement



                          REGISTRATION RIGHTS AGREEMENT
                          -----------------------------


         This REGISTRATION RIGHTS AGREEMENT ("Agreement"), dated as of May 31, 2002, is executed and delivered by and between Delta Petroleum Corporation, a Colorado corporation (the "Company"), and Castle Energy Corporation, a Delaware corporation ("Castle").

                              W I T N E S S E T H:
                               - - - - - - - - - -

         WHEREAS, pursuant to the terms of the Purchase and Sale Agreement dated December 31, 2001 between Castle and its subsidiaries, Castle Exploration Company, Inc., CEC, Inc., and Castle Pipeline Company, as "Sellers", and the Company and its subsidiary, Delta Exploration Company, Inc., as "Buyers"(the "Purchase and Sale Agreement"), Castle will acquire shares of the Company's Common Stock (the "Registrable Securities"); and

         WHEREAS, the Registrable Securities are being issued and delivered by the Company in reliance upon the exemption from the registration provisions of the United States Securities Act of 1933, as amended (the "Securities Act"), for non-public offerings pursuant to Sections 4(2) and 4(6) of the Securities Act and Regulation D under the Securities Act; and

         WHEREAS, the terms and conditions of the Purchase and Sale Agreement provide for the execution and delivery of this Agreement.

         NOW, THEREFORE, in consideration of the mutual covenants contained herein, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereby agree as follows:

1. Definitions. As used in this Agreement, the capitalized terms set forth below shall have the following meanings:

         "Affiliate" shall mean, as to a specified Person, a Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Persons specified.

         "Company" shall have the meaning set forth in the preamble, and shall also include the Company's successors.



                           Schedule 13D -- Page 14 of

         "Exchange Act" shall mean the United States Securities Exchange Act of 1934, as amended.

         "NASD" shall mean the National Association of Securities Dealers, Inc.

         "Persons" shall mean any individual, sole proprietorship, partnership, corporation, association, joint venture, trust, unincorporated entity or other entity, or the government of any country or sovereign state, or of any state, province, municipality or other political subdivision thereof.

         "Prospectus" shall mean the Prospectus included in any Registration Statement including any preliminary Prospectus, and any such Prospectus as amended or supplemented by any Prospectus supplement, including post-effective amendments, in each case including all material incorporated or deemed to be incorporated by reference therein.

         "Registrable Securities" shall have the meaning set forth in the preamble; provided, however, that any shares of Common Stock shall cease to be Registrable Securities when they shall have been included in an effective Registration Statement or sold pursuant to Rule 144.

         "Registration Expenses" shall mean any and all expenses incident to the performance by the Company of its obligations under this Agreement, including, but not limited to: (i) all SEC and NASD registration and filing fees; (ii) all fees and expenses incurred in connection with compliance with state securities or blue sky laws; (iii) all expenses of printing and distributing any Registration Statement, any Prospectus, and any amendments or supplement thereto; and (iv) the fees and disbursements of counsel for the Company and of the independent public accountants of the Company.

         "Registration Statement" means any registration statement of the Company, which covers any of the Registrable Securities pursuant to the provisions of this Agreement, including a Prospectus, amendments and supplements to such registration statement, including post-effective amendments, all exhibits and all material incorporated by reference or deemed to be incorporated by reference in such registration statement.

         "Rule 144" means Rule 144 of the General Rules and Regulations promulgated under the Securities Act or any successor rule.

         "SEC" shall mean the United States Securities and Exchange Commission.

         "Securities Act" shall have the meaning set forth in the preamble.


                           Schedule 13D -- Page 15 of

         "Underwriter" shall have the meaning set forth in Section 2(11) of the Securities Act who signs an underwriting agreement with the Company for an underwritten offering of any of the Company's equity securities.


2.       Registration.
         ------------

(a) The Company agrees that thirty (30) days following the date of Closing of the Purchase and Sale Agreement, the Company shall file a registration statement, and shall cause such Registration Statement to become effective with respect to such Registrable Securities in accordance with the registration procedure set forth in Section 4 hereof.


(b) In the event that the registration is pursuant to a "firm-commitment" underwriting, Castle shall (together with the Company and any other holders of Common Stock distributing their securities through such underwriting) enter into an underwriting agreement in customary form with underwriter or underwriters selected for underwriting by the Company.


3. Holdback Agreements. If any of Castle's Registrable Securities are covered by a Registration Statement filed pursuant to this Agreement, if requested of all holders of registrable shares of the Common Stock of the Company covered by such Registration Statement by the managing underwriters in an underwritten offering (if timely notified in writing by the Company or the managing underwriters), Castle agrees not to effect any public sale or distribution of securities of the Company of any class included in such Registration Statement, including a sale pursuant to Rule 144 (except as a part of such underwritten offering) to the same extent as has been requested by such other holders, during the 10-day period prior to, and the 180-day period beginning on, the effective date of any underwritten offering made pursuant to such Registration Statement.

4. Expenses and Procedures. This Section 4 shall be applicable to a registration of Registrable Securities pursuant to this Agreement.

(a) Expenses of Registration. All Registration Expenses (exclusive of underwriting discounts and commissions) shall be borne by the Company. Castle shall bear all underwriting discounts, selling commissions, sales concessions and similar expenses applicable to any sale of the Registrable Securities sold by Castle.


(b) Registration Procedures. In the case of the registration, qualification or compliance effected by the Company pursuant to this Agreement, the Company will keep Castle advised as to the initiation of registration, qualification and compliance and as to the completion thereof. At its expense, the Company will furnish such number of Prospectuses and other documents incident thereto as Castle or underwriters from time to time may reasonably request.


                           Schedule 13D -- Page 16 of

(c) Information. The Company may require each seller of Registrable Securities as to which any registration is being effected to furnish such information regarding the distribution of such Registrable Securities as the Company may from time to time reasonably request.

(d) Delay or Suspension. Notwithstanding anything herein to the contrary, the Company may, at any time, suspend the effectiveness of any Registration Statement for a period of up to 30 consecutive days or 60 days in the aggregate in any calendar year, as appropriate (a "Suspension Period"), by giving notice to Castle to be included in the Registration Statement, if the Company shall have determined, after consultation with its counsel, that the Company is required to disclose any material corporate development which the Company determines could reasonably be expected to have a material effect on the Company. Castle agrees by acquisition of such Registrable Securities that, upon receipt of any notice from the Company of a Suspension Period, Castle shall forthwith discontinue disposition of such Registrable Securities covered by such Registration Statement or Prospectus until Castle (i) is advised in writing by the Company that the use of the applicable Prospectus may be resumed, (ii) has received copies of a supplemental or amended prospectus, if applicable, and
                  (iii) has received copies of any additional or supplemental filings which are incorporated or deemed to be incorporated by reference in such Prospectus. The Company shall prepare, file and furnish to Castle immediately upon the expiration of any Suspension Period, appropriate supplements or amendments, if applicable, to the Prospectus and appropriate documents, if applicable, incorporated by reference in the Registration Statement. The Company agrees to use its best efforts to cause any Suspension Period to be terminated as promptly as possible.

(e) Blue Sky. The Company will, as expeditiously as possible, use its best efforts to register or qualify the Registrable Securities covered by a Registration Statement under the securities or blue sky laws of such jurisdiction as Castle or, in the case of an underwritten public offering, the managing underwriter shall reasonably request, provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business in any jurisdiction where it is not so qualified or to take any action which would subject it to taxation or service of process in any jurisdiction where it is not otherwise subject to such taxation or service of process.

                           Schedule 13D -- Page 17 of

(f) Notification of Material Events. The Company will, as expeditiously as possible, immediately notify Castle, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus contained in such Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing and, as expeditiously as possible, amend or supplement such prospectus to eliminate the untrue statement or the omission.

(g) Opinions. The Company will use its best efforts (if the offering is underwritten) to furnish, at the request of Castle, on the date that Registrable Securities are delivered to the underwriters for sale pursuant to such registration:
                  (i) an opinion dated such date of counsel representing the Company for the purposes of such registration, addressed to the Underwriter(s), stating that such Registration Statement has become effective under the Securities Act and that (A) to the best knowledge of such counsel, no stop order suspending the effectiveness thereof has been issued and no proceedings for that purpose have been instituted or are pending or contemplated under the Securities Act, (B) the Registration Statement, the related prospectus, and each amendment or supplement thereof, comply as to form in all material respects with the requirements of the Securities Act (except that such counsel need express no opinion as to financial statements and financial and statistical data contained therein) and (C) to such other effects as may reasonably be requested by counsel for the Underwriter(s), and (ii) a letter dated such date from the independent public accountants retained by the Company, addressed to the Underwriter(s), stating that they are independent public accountants within the meaning of the Securities Act and that, in the opinion of such accountants, the financial statements of the Company included in the Registration Statement or the Prospectus, or any amendment or supplement thereof, comply as to form in all material respects with the applicable accounting requirements of the Securities Act, and such letter shall additionally cover such other financial matters (including information as to the period ending no more than five business days prior to the date of such letter) with respect to the registration in respect of which such letter is being given as such underwriters or Castle may reasonably request.

5. Certification by Selling Shareholders. Castle shall review the Registration Statement prepared and filed in connection with any such registration and shall represent and warrant to the Underwriter, if any, and the Company that Castle does not know of an untrue statement of a material fact concerning Castle included in the Registration Statement or the omission from the Registration Statement of any material fact concerning Castle required to be stated therein or necessary to make the statements therein not misleading.


6.       Indemnification and Contribution.

                           Schedule 13D -- Page 18 of

(a) In connection with any Registration Statement, the Company agrees to indemnify and hold harmless Castle, each Affiliate of Castle, the directors, partners, officers, employees and agents of Castle and each person who controls Castle, if any, within the meaning of either the Securities Act or the Exchange Act against any and all losses, claims, damages or liabilities, joint or several, to which they or any of them may become subject under the Act, the Exchange Act or other Federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement as originally filed or in any amendment thereof, or in any preliminary Prospectus or Prospectus, or in any amendment thereof or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and agrees to reimburse each such indemnified party, as incurred, for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that
                  (i) the Company will not be liable in any case to the extent that any such loss, claim, damage or liability arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information furnished to the Company by or on behalf of Castle specifically for inclusion therein, (ii) the Company will not be liable to any indemnified party under this indemnity agreement with respect to any Registration Statement or Prospectus to the extent that any such loss, claim, damage or liability of such indemnified party results from the use of the Prospectus during a period when the use of the Prospectus has been suspended in accordance with Section 4(d) hereof, provided that the indemnified party received prior notice of such suspension, which notice shall be deemed to have been received by the indemnified party within 48 hours after the giving thereof; and (iii) the Company shall not be liable to any indemnified party with respect to any preliminary Prospectus to the extent that any such loss, claim, damage or liability of such indemnified party results from the fact that such indemnified party sold Registrable Securities to a person as to whom there was not sent or given, at or prior to the written confirmation of such sale, a copy of the Prospectus or of the Prospectus as then amended or supplemented in any case where such delivery is required by the Securities Act, if the loss, claim, damage or liability of such indemnified party results from an untrue statement or omission of a material fact contained in the preliminary Prospectus which was corrected in the Prospectus or in the Prospectus as then amended or supplemented. This indemnity agreement will be in addition to any liability which the Company may otherwise have. The Company also agrees to indemnify and provide contribution to each person who is an Underwriter and who signs an underwriting agreement and/or a selected-dealer agreement with respect to the Registrable Securities, their officers and directors, and each person who controls each such Underwriter, on substantially the same basis as that of the indemnification of and contribution to Castle provided in this
                  Section 6(a).

                           Schedule 13D -- Page 19 of

(b) By its participation in a Registration Statement, Castle shall be deemed have agreed to indemnify and hold harmless (i) the Company, (ii) each of its directors, (iii) each of its officers who signs such Registration Statement and (iv) each person who controls the Company within the meaning of either the Act or the Exchange Act to the same extent as the foregoing indemnity from the Company to each such Holder, but only with respect to written information relating to Castle furnished to the Company by or on behalf of Castle specifically for inclusion in the documents referred to in the foregoing indemnity. Castle shall also be deemed to have agreed to indemnify and contribute to each Underwriter who signs an underwriting agreement and/or a selected-dealer agreement in connection with such Registration Statement, their officers and directors, and each person who controls each such Underwriter, on substantially the same basis as that of the indemnification of and contribution to the Company provided in this Section 6(b). Anything in this Agreement contained to the contrary notwithstanding, the liability of Castle for indemnification or contribution hereunder shall be limited to the amount of proceeds received by Castle in the offering giving rise to such liability.

(c)               Promptly after receipt by an indemnified party under this
                  Section 6 of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against the indemnifying party under this Section 6, notify the indemnifying party in writing of the commencement thereof; but the failure to so promptly notify the indemnifying party will not relieve the indemnifying party from liability under Section 6(a) or 6(b) hereof unless and to the extent that it is materially prejudiced thereby. The indemnifying party shall be entitled to appoint counsel of the indemnifying party's choice at the indemnifying party's expense to represent the indemnified party in any action for which indemnification is sought (in which case the indemnifying party shall not thereafter be responsible for the fees and expenses of any separate counsel retained by the indemnified party or parties except as set forth below): provided, however, that such counsel shall be reasonably satisfactory to the indemnified party. Notwithstanding the indemnifying party's election to appoint counsel to represent the indemnified party in an action, the indemnified party shall have the right to employ separate counsel (including local counsel), and the indemnifying party shall bear the reasonable fees, costs and expenses of such separate counsel (and local counsel) if (i) the use of counsel chosen by the indemnifying party to represent the indemnified party would present such counsel with a conflict of interest, (ii) the actual or potential defendants in, or targets of, any such

                           Schedule 13D -- Page 20 of
                  action included both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that there may be legal defenses available to it and/or other indemnified parties which are different from or additional to those available to the indemnifying party, (iii) the indemnifying party shall not have employed counsel satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of the institution or such action or (iv) the indemnifying party shall authorize the indemnified party to employ separate counsel at the expense of the indemnifying party. An indemnified party shall not settle or compromise any action for which it seeks indemnification or contribution hereunder without the prior written consent of the indemnifying party, which consent shall not be unreasonably withheld. An indemnifying party will not, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any pending or threatened claim, action, suit or proceeding in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified parties or actual or potential parties to such claim or action) unless such settlement, compromise or consent includes an unconditional release of each indemnified party from all liability arising out of such claim, action, suit or proceeding.

(d) The provisions of this Section 6 shall remain in full force and effect regardless of any investigation made by or on behalf of Castle or the Company or any other persons who are entitled to indemnification pursuant to he provisions of this
                  Section 6, and shall survive the sale by Castle of Registrable Securities.


7. Rule 144. As long as the Company is subject to the reporting requirements of Section 13 or 15 of the Exchange Act, the Company shall use commercially reasonable efforts to promptly file the reports required to be filed by its pursuant to Section 13(a) or 15(d) of the Exchange Act and the rules and regulations adopted by the SEC thereunder. If the Company is at any time not required to file such reports, it shall promptly make publicly available such information as is necessary to permit sales pursuant to Rule 144. Upon the request of Castle, the Company shall deliver to Castle a written statement as to whether it has complied with such requirements.

8. Amendments. This Agreement may not be amended, modified or supplemented, and waivers of or consents to departures from the provisions of this Agreement may not be given, unless it would not have an adverse effect upon the rights of Castle and the Company has obtained the consent of Castle.

                           Schedule 13D -- Page 21 of

9. Successors and Assigns. This Agreement shall inure to the benefit of, and be binding upon, the Company, Castle and their respective successors, assigns and transferees.

10. Third Party Beneficiaries. Castle from time to time shall be a third party beneficiary of the agreements of the Company contained herein.

11. Headings. The headings which are contained in this Agreement are for the sole purpose of convenience of reference, and shall not limit or otherwise affect the interpretation of any of the provisions hereof.

12. Governing Law. This Agreement shall be governed by the laws of the State of Delaware applicable to contracts made and to be wholly performed therein.

13. Notices. All notices and other communications hereunder shall be in writing, and shall be made by hand delivery, registered first-class mail, telecopier or any courier providing overnight delivery, at the addresses set forth for notices in the Purchase and Sale Agreement. All such notices and other communications shall be deemed to have been duly given upon receipt.

14. Entire Agreement. This Agreement sets forth the entire agreement among the parties with respect to the subject matter hereof.

15. Severability. In the event that any one or more of the provisions of this Agreement, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions of this Agreement shall not be in any way impaired or affected thereby.

16. Interpretation. As used in this Agreement, unless the context otherwise requires: words describing the singular number shall include the plural and vice versa; words denoting any gender shall include all genders; words denoting natural persons shall include corporations, partnerships and other entities, and vice versa; and the words "hereof", "herein", and "hereunder", and words of similar import, shall refer to this Agreement as a whole, and not to any particular provision of this Agreement.

17. Waiver. The failure of the Company or Castle to at any time enforce any of the provisions of this Agreement shall not be deemed or construed to be a waiver of any such provision, nor to in any way affect the validity of this Agreement or any provision hereof or the right of the Company or Castle to thereafter enforce each and every provision of this Agreement.


                           Schedule 13D -- Page 22 of

         IN WITNESS WHEREOF, the undersigned has duly executed and delivered this Agreement as of the date above written:


                                  "Company"

                                  DELTA PETROLEUM CORPORATION



                                  By  /Signed/ ROGER A. PARKER
                                    ---------------------------------
                                      Roger A. Parker
                                      President


                                  "Castle"

                                  CASTLE ENERGY CORPORATION


                                  By  /Signed/ WILLIAM C. LIEDTKE, III
                                    -------------------------------------
                                      William C. Liedtke, III
                                      Vice President and General Counsel





                           Schedule 13D -- Page 23 of

                       Exhibit E - 2004 Purchase Agreement

                           PURCHASE AND SALE AGREEMENT

                  This Agreement dated February 27, 2004 is made by and between DELTA PETROLEUM CORPORATION, a Colorado corporation ("Seller") and CASTLE EXPLORATION COMPANY, INC., a Pennsylvania corporation ("Buyer").

                  WHEREAS, Seller desires to sell those certain properties within the Commonwealth of Pennsylvania substantially the same as those that were acquired by Seller from Buyer pursuant to that certain Purchase and Sale Agreement dated December 31, 2001 and that Seller owned and operated at January 1, 2004 (the "Properties") and Seller's assets related to the operation of the Properties, including but not limited to oil and gas wells, vehicles, field offices, equipment, and related licenses, permits, contracts and agreements (the "Assets" and together with the Properties, the "Interests"); and

                  WHEREAS, Buyer desires to purchase the Interests.

                  NOW THEREFORE, in consideration of the mutual promises contained herein and intending to be legally bound, Buyer and Seller agree as follows:

1. Purchase and Sale. Subject to the terms and conditions of this Agreement, Seller agrees to sell and convey and Buyer agrees to purchase all of Seller's right, title and interest in and to the Interests.

2. Effective Date. The purchase and sale of the Interests shall be effective as of January 1, 2004, at 7:00 a.m., Eastern Standard Time (the "Effective Time").

3. Closing Date. The purchase and sale of the Interests pursuant to this Agreement ("Closing") shall be at 7:00 a.m. Eastern Standard Time on April 1, 2004 ("Closing Date") unless another date is agreed to in writing by the parties hereto. Seller and Buyer shall use their respective and collective best efforts to cause the Closing to occur as promptly as practicable hereafter.

4.   Purchase Price.

     (a) The purchase price for the Interests shall be Eight Million Dollars ($8,000,000) ("Purchase Price"), subject to adjustment as set forth in
          Section 4(b) below.

     (b) The Purchase Price shall be adjusted as follows and the resulting amount shall be referred to herein as the "Adjusted Purchase Price":

          (i) The Purchase Price shall be reduced by the gross proceeds received by Seller, net of applicable severance and production taxes, compression and transportation charges and lease operating expenses, and derived from the sale of hydrocarbons attributable to the Interests to the extent owned by Buyer between the Effective Time and the Closing Date;

          (ii) The Purchase Price shall be reduced by the suspended revenues at the Closing Date for which Buyer shall thereafter be liable;

          (iii) The Purchase Price shall be reduced due to Title Failures in accordance with the provisions of Section 5 below; and

          (iv) The Purchase Price shall be increased by $8,333.33 per month from the Effective Time through and including the Closing Date, pro rated based on the number of days included in such period.

                           Schedule 13D -- Page 24 of

     (c) Prior to Closing, Buyer and Seller shall agree in good faith upon an estimate of the adjustments contemplated by Section 4(b) hereof (the "Estimated Adjustments"). At Closing, Buyer shall pay to Seller by wire transfer of immediately available funds an amount (the "Closing Payment") equal to Eight Million Dollars ($8,000,000) less the Estimated Adjustments.

     (d) As promptly as practicable after Closing, and not later than June 30, 2004 in any event, the Buyer and Seller shall agree in good faith upon the final calculation of the Adjusted Purchase Price. Buyer shall pay to Seller by wire transfer of immediately available funds an amount equal to the excess, if any, of the Adjusted Purchase Price over the Closing Payment. Seller shall pay to Buyer by wire transfer of immediately available funds an amount equal to the excess, if any, of the Closing Payment over the Adjusted Purchase Price. Any payment pursuant to this Section 4(d) shall be made within two (2) business days after agreement between Buyer and Seller on the Adjusted Purchase Price.

5. Title. Seller shall convey good and defensible title to the Properties of substantially the same quality as that conveyed by Buyer to Seller with respect to such Properties in 2002, subject to and except for permitted encumbrances. Not later than five (5) days before the Closing Date, Buyer must notify Seller in writing of any matter that Buyer considers to be a title defect. Any item that Seller acknowledges is a title defect but that Seller is unwilling to cure or any title defect that is not cured to the satisfaction of Buyer within ninety (90) days after the Closing Date shall be deemed a "Title Failure" and the Purchase Price shall be reduced for such Title Failure, subject to the following: there shall be no reduction in the Purchase Price for Title Failures unless and until the aggregate amount of such Title Failures exceeds two percent (2%) of the Purchase Price and only for the amount in excess of such amount. Notwithstanding any provision hereof to the contrary, in the event the aggregate adjustments for Title Failures pursuant to this section amount to ten percent (10%) or more of the Purchase Price, Buyer shall have the option to terminate this Agreement, without any liability, upon written notice to the Seller.

6. Purchase Price Allocation. Within ninety (90) days after the calculation of the Adjusted Purchase Price, Buyer and Seller shall agree in good faith on the allocation of the Adjusted Purchase Price among the Interests based upon Seller's Individual Well Schedule.

7. Warranty. Without limiting the foregoing provisions regarding adjustments to the Purchase Price for Title Failures, Seller shall convey to Buyer all the Interests in an "as is" condition.

8. Assumption of Liability. Buyer will assume the liabilities arising from the operation of the Properties and the Assets from and after the Effective Date.

                           Schedule 13D -- Page 25 of

9. Bonding Responsibility. Within ninety (90) days following the Closing Date, Buyer will meet the bonding and other requirements required by all governmental authorities in respect of the Interests. Seller agrees to maintain all such bonds currently in force with respect to any of the Interests until the earlier of ninety (90) days after the Closing Date or the date on which Buyer notifies Seller in writing that it has obtained and duly delivered appropriate replacement bonds.

10. Operation and Management. From and after the Closing Date, Buyer shall be the operator of and responsible for the Properties and the Assets. At Closing, Buyer shall enter into a Transitional Operations Management Contract with Seller for a term of not more than six (6) months pursuant to which (i) Seller shall have responsibility for pumping operation of wells, field offices, COPAS accounting, severance/ad valorem taxes filing, land/lease, revenue distribution, royalties, 1099's, one reserve report and production information; and (ii) Buyer shall have responsibility for GAAP accounting and tax accounting. Buyer shall pay to Seller as consideration for its services under the Transitional Operations Management Contract an amount to be agreed between Buyer and Seller. All of Seller's employees performing services pursuant to the Transitional Operations Management Contract shall remain as employees of the Seller.

11. Right of First Refusal. At Closing, Buyer will execute a right of first refusal in favor of Seller on terms reasonably satisfactory to Buyer and Seller which will arise upon Buyer's future sale of the Interests.

12. Third Party Appraisal. This Agreement is subject to the delivery to the Seller's Board of Directors of an appraisal of the Interests performed by an independent third party that is consistent with the Purchase Price.

13. Detailed Purchase and Sale Agreement. Buyer and Seller shall undertake to negotiate a more detailed Purchase and Sale Agreement regarding the purchase and sale of the Interests, substantially in the form attached hereto as Exhibit A, and to execute such agreement as promptly as practicable after the date hereof. However, such negotiations shall not affect the binding nature of this Agreement.

14. Expenses. Each party shall bear its own expenses in connection with this Agreement and the transactions contemplated by this Agreement; provided, however, that if either party defaults on its obligations to complete the transactions contemplated hereby on or before April 1, 2004, it shall be obligated to reimburse the non-defaulting party for all reasonable legal expenses incurred by such non-defaulting party in connection with the negotiation of this Agreement and the matters contemplated hereby. The non-defaulting party shall also be entitled to exercise such other remedies as it may have at law or in equity, it being agreed by the parties that the Interests are unique assets.

15. Notice. All notices and communications required or permitted under this Agreement shall be in writing and shall be deemed to have been duly made when actually delivered, including delivery by courier, facsimile, telecopy or other electronic medium, or if mailed by registered or certified mail, postage prepaid to the address of the party as set forth on the signature page below.

16. Governing Law. This Agreement shall be construed in accordance with, and governed by, the laws of the Commonwealth of Pennsylvania without giving effect to the conflicts of law rules thereof. Any disputes concerning this Agreement shall be brought in a court of competent jurisdiction of the Commonwealth of Pennsylvania.

        [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK. SIGNATURES FOLLOW.]

                           Schedule 13D -- Page 26 of

                  IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above stated, but made effective as of the Effective Time.



                               Seller:

                               DELTA PETROLEUM
                               CORPORATION


                               By:      /S/ Roger Parker
                                    --------------------------------------------
                               Name:  Roger Parker
                               Title: President and Chief Executive Officer
                                      475 17th Street, Suite 1400
                                      Denver, Colorado  80202
                                      Telephone:  (303) 293-9133
                                      Facsimile:  (303) 298-8251



                               Buyer:

                               CASTLE EXPLORATION COMPANY, INC.


                               By:      /S/ Richard E. Staedtler
                                    --------------------------------------------
                                      Richard E. Staedtler
                                      Vice President and Chief Financial Officer
                                      357 South Gulph Road
                                      Suite 260
                                      King of Prussia, Pennsylvania  19406
                                      Telephone:  (610) 992-9900
                                      Facsimile:  (610) 992-9922


                           Schedule 13D -- Page 27 of